July 28, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Power Solutions International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 28, 2011
File No. 000-52213

Dear Mr. Mancuso:

On behalf of our client, Power Solutions International, Inc. (including as applicable its successor in the proposed migratory merger contemplated by the Proxy Statement (as defined below), the “Company”), set forth below are responses to your letter of comment dated July 14, 2011 (the “Proxy Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”). The comments from the Proxy Letter are repeated below, and, for convenience of reference, the number beside the comments in the Proxy Letter corresponds to the paragraph numbering indicated in the Proxy Letter.

Please note that we have not changed the page numbers in the headings or comments from the Proxy Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1 to the Proxy Statement (the “Amendment”).

Enclosed for your convenience is the Amendment, marked to show changes to the Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2011. We have the following responses to the Staff’s comments:

1.	Please tell us how you addressed each comment in our June 22, 2011 letter to you that (1) affects the disclosure in this proxy statement, or (2) could affect the information in your Exchange Act reports. In this regard:

•	If your disclosure beginning on page 7 was intended to address comment 52, please disclose the “pre-determined effective price per share.”

•	If your disclosure beginning on page 21 was intended to address comment 55:

•	You refer to disclosing only “certain rights.” Please tell us which material rights you omitted and why you believe such omission is appropriate.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

•	Please tell us the authority on which you rely to qualify your disclosure by reference as you do in the last sentence of the paragraph before the table on page 21.

•

Where you disclose that another document would affect the rights disclosed, please explain how that document addresses the issue. For example, in your “Board Action by Written Consent” disclosure on page 22, you state that the Delaware Certificate of Incorporation could restrict the disclosed provision. How does the Delaware Certificate of Incorporation address the issue?

•

Rather than merely reciting shareholder rights in each jurisdiction, please explain how the material rights differ. Distinguish clearly between the differences if your charter amendment proposals are adopted and if those proposals are not adopted.

Response:

A. Disclosure in the Proxy Statement

In response to the first bullet point of Comment No. 1 in the Proxy Letter, the Proxy Statement has been revised in the Amendment on page 7 to disclose that, for purposes of the applicable price-based anti-dilution provision in the purchase agreement for the private placement, the effective price per share is $0.375 (subject to adjustment for stock splits, stock dividends or other reclassifications or combinations of the Company’s common stock), and, accordingly, immediately following the effectiveness of the migratory merger and the reverse split, this effective price per share will be $12.00.

In response to the second bullet point of Comment No. 1 in the Proxy Letter, the Proxy Statement has been revised in the Amendment on page 21 to clarify that the table under “Comparison of Shareholder Rights Before and After the Migratory Merger” beginning on page 22 summarizes the material rights of the Company’s shareholders in each jurisdiction, rather than only “certain rights.” The Proxy Statement has also been revised in the Amendment on page 21 to remove the last sentence of the first paragraph previously included in the Proxy Statement before the table under “Comparison of Shareholder Rights Before and After the Migratory Merger.” In further response to the second bullet point of Comment No. 1 in the Proxy Letter, the Proxy Statement has been revised throughout the table under “Comparison of Shareholder Rights Before and After the Migratory Merger” beginning on page 22 of the Amendment (1) to further explain, where appropriate, how, if at all, other documents, including the charter and bylaws of the applicable entity, may affect the rights disclosed in a section of such table, (2) to further explain how the material rights in each jurisdiction differ and (3) distinguish more clearly between the differences between shareholder rights if the Company’s charter amendment proposals included in the Proxy Statement are adopted and if those proposals are not adopted.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

Preparation of the Proxy Statement was finalized, and the Proxy Statement was filed with the Commission, after the Company’s receipt of the Staff’s letter of comment dated June 22, 2011 (the “S-1 Letter”) relating to the Company’s Registration Statement on Form S-1, filed May 26, 2011 (File No. 333-17453) (as amended, the “Registration Statement”). Accordingly, the Proxy Statement was prepared in consideration of responding to the Staff’s comments set forth in the S-1 Letter. Nevertheless, in further response to Comment No. 1 in the Proxy Letter, the Proxy Statement has been revised throughout the Amendment to further address the Staff’s comments in the S-1 Letter, to the extent such comments relate to disclosure in the Proxy Statement. Such applicable comments set forth in the S-1 Letter are repeated below, and, for convenience of reference, the number beside each of the comments from the S-1 Letter addressed below corresponds to the paragraph numbering indicated in the S-1 Letter. Please note that we have not changed the page numbers in the headings or comments from the S-1 Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment.

S-1 Letter Comment No. 14. Please reconcile your disclosure here that you supply hybrid products with your disclosure on page 43 that such products are in development.

Response:

The Proxy Statement has been revised in the Amendment on page 5 under “General Information — Reverse Recapitalization” to clarify that The W Group’s power systems do not currently include hybrid power systems.

S-1 Letter Comment No. 20. Please clarify briefly how a reverse split would change a holder’s percentage ownership.

Response:

In response to Comment No. 20 in the S-1 Letter, the originally filed Proxy Statement included on page 6 under “General Information — Private Placement” information on how the proposed reverse split would change the ownership percentages of the Company’s shareholders who are also officers and/or directors of the Company. The Proxy Statement has been revised in the Amendment on page 6 under the heading “General Information — Private Placement” to further clarify the impact of the reverse split on these shareholders and the investors in the private placement, and to provide that, upon the consummation of the proposed reverse split, holders of the Company’s common stock that do not hold any shares of preferred stock or warrants issued in the private placement will incur a substantial decrease in their voting power and will own a significantly smaller percentage of the outstanding shares of the Company’s common stock relative to their percentage ownership of outstanding shares of the Company’s common stock prior to the reverse split.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

S-1 Letter Comment No. 22. Refer to your second paragraph in this section. Please clarify whether you satisfy the initial listing criteria of any national securities exchange. If you do not, please tell us which criteria you do not satisfy and how you intend to achieve compliance with those criteria.

Response:

The Proxy Statement has been revised in the Amendment on page 18 under “Proposal No. 4 — Approval of the Merger Agreement and the Migratory Merger — Consequences of Shareholder Vote if this Proposal No. 4 is Approved — Listing of Common Stock on a National Securities Exchange” to clarify that the Company’s common stock is not currently listed on any national securities exchange, and that the Company does not currently meet the initial quantitative listing standards of any national securities exchange. The Proxy Statement has also been revised in this section of the Amendment to indicate that, due to the foregoing, the Company cannot be certain when or whether it will meet such initial listing standards or receive approval to list its common stock on any national securities exchange.

S-1 Letter Comment No. 31. Please describe the business of the registrant before the reverse merger. Also, disclose how you disposed of the assets and liabilities of that business.

Response:

The Proxy Statement has been revised in the Amendment to describe under “General Information — Reverse Recapitalization” on page 5 the business of Format, Inc. before the reverse recapitalization and the manner in which the assets and liabilities of that prior business were disposed.

S-1 Letter Comment No. 48. Please describe in this section the voting agreement mentioned on page 87. Also, show the effect of the agreement in your beneficial ownership table on page 70.

Response:

In response to Comment No. 48 in the S-1 Letter, the originally filed Proxy Statement included under “General Information — Migratory Merger, Charter Amendments and Voting Agreements” on page 6 and under “Interest of Certain Persons in Matters to be Acted Upon” on page 39, a description of the voting agreements. The Proxy Statement has been revised in the Amendment to provide further disclosure regarding the terms of the voting agreements in these sections, and to add under “Security Ownership of Certain Beneficial Owners and Management” on page 40 a brief description of the voting agreements and a cross-reference to the detailed description of the voting agreements under “Interest of Certain Persons in Matters to be Acted Upon” on page 39

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

Further, as indicated in the response letter, dated July 26, 2011, to the S-1 Letter (the “S-1 Response Letter”), we respectfully advise the Staff that the Company does not believe that the existence of the voting agreements should result in any changes to the Company’s beneficial ownership table. In particular, the investors in the private placement should not be deemed to be the beneficial owners of shares beneficially owned by the officers and/or directors party to a voting agreement as a result of the voting agreements. First, each voting agreement is between the individual officer and/or director (as applicable) party thereto, on the one hand, and the Company (as opposed to the investors), on the other hand, and none of the investors are party to the voting agreements. In addition, the voting agreements are limited to the specific purpose of assuring votes in favor of the migratory merger and the reverse split, which are extraordinary corporate matters, and do not confer any general power to direct the vote of the securities held by the parties thereto on ordinary corporate matters. Although a proxy is granted to Messrs. David M. Greenhouse and Austin W. Marxe pursuant to each of the voting agreements, the voting power granted by the proxy is limited to votes involving only the migratory merger, the reverse split and any other matters as may be necessary or advisable to consummate the migratory merger and the reverse split. Further, Messrs. Greenhouse and Marxe are only permitted to exercise their rights under this proxy if an individual subject to a voting agreement fails to honor the terms of the voting agreement. This limited voting power should not be considered sufficient to confer beneficial ownership over the securities in question.

Additionally, the directors and/or officers party to the voting agreements should not be deemed to have acquired beneficial ownership of each of the shares beneficially owned by the other parties to the voting agreements solely as a result of the voting agreements. As noted above, the voting agreements are between the shareholders, on the one hand, and the Company, on the other hand, as opposed to among the shareholders, and the voting agreements only control the vote of the shareholders party thereto with regards to limited extraordinary corporate matters. Finally, for the reasons discussed above, the voting agreements should not cause any investor or shareholder to be considered a member of a group with any other investor or shareholder.

S-1 Letter Comment No. 51. Please state clearly the number of votes per share of each class of stock. If the number of votes is based on a formula, please indicate the number of votes per share that the formula generates.

Response:

In response to Comment No. 51 in the S-1 Letter, the originally filed Proxy Statement included disclosure under “About the Meeting — How many shares can I vote?” on page 3 to clearly describe the number of votes to which each share of the Company’s common stock and preferred stock, respectively, is entitled, and included substantially identical disclosure regarding the number of votes to which each share of the Company’s preferred stock is entitled under “About the Meeting — Who is entitled to vote?” on page 2. The Proxy Statement has been revised in the Amendment to include under “General Information — Description of Series A Convertible Preferred Stock” on page 7 substantially identical disclosure regarding the number of votes to which each share of the Company’s preferred stock is entitled.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

S-1 Letter Comment No. 52. Please describe the “reset” provisions of your preferred stock and warrants. We note for example your disclosure on pages P-9 and P-12.

Response:

In response to Comment No. 52 in the S-1 Letter, the originally filed Proxy Statement included disclosure under “General Information — Description of Series A Convertible Preferred Stock” on page 7 describing the “reset” provisions: the anti-dilution provisions contained in the private placement purchase agreement that would require the Company to issue additional shares of the Company’s common stock or warrants in the event that the Company issues equity securities in one or a series of related offerings at or below an effective price per share of $0.375, adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Company’s common stock (which effective price per share will, accordingly, be $12.00 immediately following the effectiveness of the migratory merger and the reverse split).

As discussed above in response to the first bullet point of Comment No. 1 to the Proxy Letter, the Proxy Statement has been revised in the Amendment on page 7 to disclose that, for purposes of the applicable price-based anti-dilution provision in the purchase agreement for the private placement, the effective price per share is $0.375 (subject to adjustment for stock splits, stock dividends or other reclassifications or combinations of the Company’s common stock), and, accordingly, immediately following the effectiveness of the migratory merger and the reverse split, this effective price per share will be $12.00.

S-1 Letter Comment No. 53. Please revise the second paragraph to provide a clear, concise explanation of the terms of the preferred stock. Avoid long, complex sentences. Also explain the purposes of the formulas.

Response:

In response to Comment No. 53 in the S-1 Letter, the originally filed Proxy Statement included disclosure under “General Information — Description of Series A Convertible Preferred Stock” beginning on page 6 to clearly and concisely explain the terms of the preferred stock and to explain that the purpose for the limitation on conversion of the preferred stock is to ensure that the Company is not obligated to issue any shares of its common stock in excess of the number of shares of common stock which the Company is authorized to issue.

S-1 Letter Comment No. 54. Please describe the cashless exercise features of your warrants.

Response:

In response to Comment No. 54 in the S-1 Letter, the originally filed Proxy Statement included disclosure under “General Information — Description of the Private Placement Warrants” and under “General Information — Description of the Roth Warrant,” in each case on page 8, to

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

describe the cashless exercise features of the warrants issued to the investors in the private placement and the warrant issued to Roth Capital Partners, LLC, as compensation for its role as placement agent in the private placement. The Proxy Statement has been revised in such sections of the Amendment to further clarify the cashless exercise features of these warrants.

S-1 Letter Comment No. 55. Please explain the material differences between the rights of security holders under the laws and documents governing the Nevada corporation before the “migratory merger” and the Delaware corporation after that merger.

Response:

Due to disclosure requirements under the federal proxy rules, the originally filed Proxy Statement included disclosure under Proposal No. 4 — Approval of the Merger Agreement and the Migratory Merger — Comparison of Shareholder Rights Before and After the Migratory Merger” beginning on page 21 regarding the material differences between the rights of securityholders under Nevada law and the Company’s existing articles of incorporation and bylaws, on the one hand, and the rights of securityholders under Delaware law and the certificate of incorporation and bylaws of the Delaware corporation that will be the surviving entity in the migratory merger, on the other hand. The Proxy Statement has been revised throughout this section of the Amendment as described above in response to the second bullet point of Comment No. 1 in the Proxy Letter.

S-1 Letter Comment No. 66. We note that on page P-3 that you prepared the pro forma financial statements using the reverse acquisition application of the acquisition method of accounting. Notwithstanding the comment issued above, please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Please revise your disclosure here and throughout the filing to consistently describe this transaction as a recapitalization, or tell us why you believe it is appropriate to characterize it as a reverse merger.

Response:

The Proxy Statement has been revised throughout the Amendment to refer to the transaction between Format, Inc. (n/k/a Power Solutions International, Inc.) and The W Group, Inc. as a “reverse recapitalization” to avoid confusion with the terms reverse acquisition as described in ASC 805-40-20 and “reverse merger.”

S-1 Letter Comment No. 72. Reference is made to adjustment (f). Please address the following comments related to the Roth warrants:

•

Please revise your filing to explain how you determined the fair value of the Roth warrants. For instance, please disclose the methodology utilized in the determination of the fair value of the warrants, the significant assumptions and how the underlying assumptions were determined.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

•

Please also revise your filing to disclose if the Roth warrants contained certain reset terms, similar to the private placement warrants. If the Roth warrants contained these similar reset terms, please explain to us why you did not record the warrants at fair value as a derivative liability.

Response:

In response to the second bullet of Comment No. 72 in the S-1 Letter, the Proxy Statement has been revised in the Amendment to disclose under “General Information — Description of the Roth Warrant” on page 8 that the warrant issued to Roth Capital Partners, as compensation for its role as placement agent in the private placement, is not subject to anti-dilution provisions like those set forth in the private placement warrants and the purchase agreement for the private placement.

B. Information in the Company’s Exchange Act Reports

Based upon the Staff’s Comment No. 1 in the Proxy Letter with respect to the comments in the S-1 Letter that could affect information in the Company’s future Exchange Act reports, the Company has identified, in particular, Comment Nos. 15-20 as comments that generally relate to the “Risk Factors” disclosure, Comment Nos. 21-22 as comments that generally relate to “Price Range of Common Stock” disclosure, Comment Nos. 23-28 as comments that generally relate to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, Comment Nos. 9-10, 12-14 and 31-43 as comments that generally relate to “Business” disclosure, Comment Nos. 48-50 as comments that generally relate to “Certain Relationships and Related Party Transactions” disclosure, and Comment Nos. 60-66, 70-72 and 77 as comments that generally relate to “financial statements” disclosure, and in each case are likely to affect the Company’s future Exchange Act reports.

The Company will provide disclosure in its future Exchange Act reports consistent with the Company’s responses to the Staff’s comments in the S-1 Response Letter, including the comments identified above, and consistent with the disclosure in the Company’s Amendment No. 1 to the Registration Statement, filed with the Commission on July 26, 2011. In addition, consistent with the response to Comment No. 7 in the S-1 Response Letter and the revised disclosure in Amendment No. 1 to the Registration Statement, the Company will avoid using vague terms and industry jargon, and will use concise and understandable language, in its future Exchange Act reports.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

We believe the responses above fully address the comments contained in the Proxy Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood
Mark D. Wood

Enclosures

cc:	Mr. Gary S. Winemaster, Chief Executive Officer and President
Mr. Thomas J. Somodi, Chief Operating Officer and Chief Financial Officer